

Mail Stop 4631

September 26, 2016

Via E-mail
Mr. Robert W. Bryant
Executive Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, PA 19103

> **RE: Axalta Coating Systems Ltd.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2016**
> **Item 2.02 Form 8-K**
> **Filed April 28, 2016**
> **File No. 1-36733**

Dear Mr. Bryant:

We have reviewed your September 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2016 letter.

Form 10-K for the Year Ended December 31, 2015
Item 8. Financial Statements and Supplementary Data, page 76
(14) Income Taxes, page 112

1.   We note your response to prior comment four; however, we also note that cumulative losses are one of the most objectively verifiable forms of negative evidence that may make it difficult to support an assertion that realization of deferred tax assets is more

likely than not. Please provide us a more comprehensive analysis that supports your conclusion that realization of your deferred tax assets at December 31, 2015 is more likely than not. Please ensure your analysis specifically addresses the following:

- Tell us the amount of the taxable loss in your 2015 tax return and explain any material differences between that amount and the estimated loss included in your response;

- Provide us an evaluation of your reliance on each of the four sources of taxable income identified in your response;

- More fully explain to us the specific nature of each "extraordinary item" included in your response and how you determined they are not likely to occur in future periods; and

- Provide us an objectively verifiable estimate of the future income required to fully realize your deferred tax assets.

2.   In your response to prior comment four, you state a change in control event occurred in April 2015 and resulted in the immediate vesting of a large number of employee-held stock options. You also state, as a result, you recognized a sizable charge in your taxable loss and this charge was not recognized in your consolidated pre-tax income. Please tell us the amount of the charge included in your taxable loss. Please explain to us how and why a charge related to the immediate vesting of a large number of employee-held stock options was not required to be recognized in your consolidated pre-tax income and reconcile this statement with your disclosures in note 11.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction